Exhibit (a)(5)(i)

News Release

Contact:	David Amy, EVP & CFO
Lucy Rutishauser, VP-Corporate Finance & Treasurer
(410) 568-1500

Sinclair Commences Tender Offer for 6% Convertible Subordinated Debentures

(BALTIMORE)  September 20, 2010 — Sinclair Television Group, Inc. (“Sinclair”), a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (the “Company”) (Nasdaq: SBGI) today announced that it is commencing a cash tender offer for up to $60 million of the Company’s outstanding 6% Convertible Subordinated Debentures due 2012 (CUSIP No. 829226AV1) (the “Debentures”).   Approximately $128.0 million principal amount of the Debentures are currently outstanding.  Specific terms and conditions of the tender offer are included in the Offer to Purchase, dated September 20, 2010, filed with the Securities and Exchange Commission (the “SEC”) today.

The Company also announced that it intends to issue senior unsecured notes in a private placement to finance the tender offer.

The Company is offering to purchase for cash, on a pro rata basis and upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, up to $60,000,000 principal amount of the Debentures at a purchase price of $987.50 per $1,000 principal amount of the Debentures validly tendered and not validly withdrawn on or prior to the expiration date.

Tendering holders will also receive accrued and unpaid interest from the last interest payment date to, but not including, the settlement date. The tender offer will be conditioned on, among other things, receipt of sufficient proceeds from the unregistered, private placement of the senior unsecured notes to fund the tender offer.  If any of the conditions is not satisfied, Sinclair is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Debentures, in each event subject to applicable laws, and may terminate the tender offer. The tender offer is not conditioned on the tender of a minimum principal amount of Debentures.  Sinclair intends to fund the cash tender offer, and all related costs and expenses, with the net proceeds from the unregistered, private placement of senior unsecured notes and, if needed, a draw on the revolving line of credit under its senior secured credit facility and/or cash on-hand.

The tender offer will expire at 12:00 midnight, New York City time, on Monday, October 18, 2010 unless extended or earlier terminated by Sinclair.  Payment of the purchase price for the Debentures validly tendered and not validly withdrawn on or prior to the expiration date will be made as promptly as practicable, which is expected to be the second New York City business day after the expiration date.

Copies of the tender offer documents can be obtained by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer, at (212)-929-5500. Holders of the Debentures and investors may obtain a copy of the tender offer materials, including the Offer to Purchase and the Letter of Transmittal, free of charge at the SEC’s website at www.sec.gov.

J.P. Morgan Securities LLC is acting as Dealer Manager for the tender offer.  Questions concerning the tender offer may be directed to J.P. Morgan Securities LLC at (800) 261-5767. U.S. Bank National Association has been appointed to act as the depositary for the tender offer.

None of Sinclair and the Company, including the Board of Directors of each, the Information Agent, the Dealer Manager, the Depositary or any other person, has made or makes any recommendation as to whether holders of the Debentures should tender, or refrain from tendering, all or any portion of their Debentures pursuant to the tender offer, and no one has been authorized to make such a recommendation.  Holders of the Debentures must make their own decisions as to whether to tender such securities.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, including the Debentures. The tender offer is being made only pursuant to the terms of the Offer to Purchase and related materials, including the Letter of Transmittal.  Holders of the Debentures should read carefully the Offer to Purchase and related materials, including the Letter of Transmittal, because they contain important information.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the senior unsecured notes, nor shall there be any offer or sale of the senior unsecured notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.  The senior unsecured notes, when, and if, offered will not be registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Sinclair Broadcast Group, Inc., one of the largest and most diversified television broadcasting companies, currently owns and operates, programs or provides sales services to 58 television stations in 35 markets.  The Company’s television group reaches approximately 22% of U.S. television households and includes FOX, ABC, CBS, NBC, MNT and CW affiliates.  The Company regularly uses its website as a key source of Company information and can be accessed at www.sbgi.net.

Forward-Looking Statements:

The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results.  When used, the words “outlook,” “intends to,” believes,” “anticipates,” “expects,” “achieves,” and similar expressions are intended to identify forward-looking statements and information.  Such forward-looking information is subject to a number of risks and uncertainties.  Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, Sinclair’s ability to commence or consummate the offering of senior unsecured notes, Sinclair’s ability to commence or consummate the tender offer, whether or not any of the Debentures are tendered in the tender offer, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact Sinclair’s and the Company’s ability to forecast or refinance their respective debts as they become due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, Sinclair’s news share strategy, local sales initiatives, the execution of retransmission consent agreements, the Company’s ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and any risk factors set forth in the Company’s recent Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and/or Annual Report on Form 10-K, as filed with the SEC.  There can be no assurance that the assumptions and other factors referred to will occur.  The Company and Sinclair undertake no obligation to update such forward-looking information in the future except as required by law.

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